United States securities and exchange commission logo





                            September 29, 2023

       Melker Nilsson
       Chief Executive Officer
       Capstone Dental Pubco, Inc.
       154 Middlesex Turnpike
       Burlington, MA 01803

                                                        Re: Capstone Dental
Pubco, Inc.
                                                            Registration
Statement on Form S-4
                                                            Filed September 1,
2023
                                                            File No. 333-274297

       Dear Melker Nilsson:

              We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

       Registration Statement on Form S-4

       Cover Page

   1. You disclose that New Parent will submit an application for Nasdaq listing and that the authorization for the
listing on the Nasdaq Capital Market of the shares of New Parent common stock to be
issued to Check-Cap shareholders in the Business Combination is a condition to the
consummation of the Business Combination. Please update this disclosure, as
appropriate, and disclose whether you will file the initial listing application prior to
mailing the materials to shareholders.
 Melker Nilsson
FirstName LastNameMelker
Capstone Dental Pubco, Inc. Nilsson
Comapany 29,
September NameCapstone
              2023        Dental Pubco, Inc.
September
Page 2    29, 2023 Page 2
FirstName LastName
2.       We note disclosure that New Parent may qualify as a    controlled
company    and is subject
         to reduced public company disclosure standards. Please revise your "controlled company"
         disclosures to indicate that Accelmed will be your controlling shareholder and will own a majority of your outstanding common stock following the completion of the Business
         Combination.
3. Revise to describe the exchange ratio to provide additional context for shareholders instead of referring to the definition in the Business Combination Agreement.
Q: What happens if the Business Combination is not consummated?, page 3

4. Please revise to clarify whether Check-Cap will remain a public reporting company and
         Check-Cap shareholders will continue to hold equity in Check-Cap if the Business
         Combination is not consummated.
Q: What are the conditions to the consummation of the Business Combination?, page 3

5. Please revise to clarify whether the U.S. Merger and Israeli Merger are conditioned upon each other.
Questions and Answers
Q: Do any of the directors or executive officers of Keystone or Check-Cap have any interests in the Business Combination that may be differe, page 4

6. Revise to expand your disclosure to highlight the material conflicts of interests.
Summary, page 8

7. We note your statement that Keystone develops and offers "effective and high-quality"
         technologies for dental practitioners. You also state elsewhere that certain technology can
         "accurately scan," "significantly reduce procedural complexity," and "implant data with high levels of accuracy." Please revise these and all similar statements in your registration statement to eliminate conclusions or predictions that your device in development is effective, implicitly or impliedly, as determinations of safety and efficacy are solely within the authority of the FDA and comparable regulatory bodies. We do not object to the presentation of objective data resulting from your trials without conclusions related to efficacy.
8. We note that you state that C-Scan is the first and only "patient-friendly preparation-free"
         test designed to detect polyps. Please further explain what you mean by both "patient-
         friendly" and "preparation-free." Please revise or also provide support for your statement that the test is the first and only of its kind, as you also disclose that Check-Cap expects to continue to generate losses for at least the next several years as it continues its investment in research and development and clinical trials in order to complete the development of C-
         Scan and to attain regulatory approvals.
 Melker Nilsson
FirstName LastNameMelker
Capstone Dental Pubco, Inc. Nilsson
Comapany 29,
September NameCapstone
              2023        Dental Pubco, Inc.
September
Page 3    29, 2023 Page 3
FirstName LastName
Risk Factors, page 24

9. We note your disclosure on page 248 that Keystone may be exposed to inflation risk in the
         United States and in some of the areas in which the company has international operations.
         Please describe this risk in the Risk Factors section.
Background of the Business Combination, page 107

10. Please revise this section to provide additional details regarding the negotiations that led to the finalization of the key terms of the proposed business combination between the companies. For example, it is not clear how the parties determined the amount of consideration, relative valuations of the companies, or which parties was negotiating on a certain side of a material term or provision. Also expand your discussion of the initial term sheet and the ancillary agreements to identify the material terms negotiated and how they evolved. For example, where you disclose statements such as "GT, GGS and SL exchanged multiple drafts of the ancillary agreements," describe the terms, negotiations, each party's position on these issues, and ultimately how the parties came to a final agreement.
11. We note that on March 13, 2023, Mr. Ovadia and the management team delivered to the
         Board three proposed courses of action for the Company. We further note that following this meeting, and the announcement that Check-Cap did not meet their efficacy goal, the company adopted Plan A, to conduct additional clinical data analysis and amend the pivotal study protocol. Please revise to describe Check-Cap's rationale behind the adoption of Plan A and the Board's initial response to these proposals.
12.      We note the disclosure that on April 6, 2023, Check-Cap   s Board held
a meeting in which
         it considered three primary strategic options for Check-Cap: (i) continued investment in the development of C-Scan; (ii) liquidation and distribution of
Check-Cap   s cash to its
         shareholders; and (iii) a reverse triangular merger transaction, which the company adopted. Please revise to include additional details to explain why a reverse triangular merger was deemed to provide higher value compared to other alternatives.
13. We note that between June 12 and June 15, 2023 Check-Cap exchanged drafts of non-
         binding term sheets with four companies, including Keystone. Please specify the industries in which these companies operated, summarize the material discussions held between May 30 and June 1, 2023, and state why each of the companies, other than
         Keystone, were not as strong of a candidate to participate in a strategic merger with
         Check-Cap. Please provide the same information for the third party inquiry considered in
         July 2023.
14. Revise to clarify whether Check-Cap received any non-binding offers from the four candidates after receipt of the draft term sheets.
15. Please clarify the FDA's position taken in the written feedback regarding Check-Cap's proposed alternative approaches as part of the Sprint process.
 Melker Nilsson
Capstone Dental Pubco, Inc.
September 29, 2023
Page 4
16. You disclosed that in late July, 2023, in response to the receipt of an unsolicited inquiry from a third party, Check-Cap requested that Keystone release Check-Cap from the exclusivity provisions in the term sheet between the parties, to enable Check-Cap to respond to this inquiry, and Keystone subsequently permitted Check-Cap to do so. You further disclose that notwithstanding these interactions, the Check-Cap Board determined
         that the best course of action for Check-Cap   s shareholders was to
proceed with the
         contemplated transaction with Keystone. Revise to disclose whether Check-Cap received any non-binding offers from this third party and discuss the reasons why the Check-
         Cap Board determined that the best course of action for Check-Cap   s
shareholders was to
         proceed with the contemplated transaction with Keystone.
17. Based on press reports, Symetryx Corporation provided a non-binding offer, which was subsequently increased, to purchase Check-Cap. Please revise to disclose the reasons why the Check-Cap board did not accept the Symetryx Corporation offer and proceeded with the Keystone transaction.
Check-Cap's Reasons for Approving the Business Combination, page 114

18. We note that at the August 15, 2023 board meeting, where the Check-Cap Shareholder
         Transaction Matters were unanimously approved, one director was absent. Please disclose whether this director voted, abstained, and or held a personal interest in the outcome of vote.
Opinion of Check-Cap's Financial Advisors
Discounted Cash Flow Analysis, page 127

19.      We note your statements that "Keystone   s future financial results
may materially differ
         from those expressed in the projections" and "[n]one of Check-Cap, Keystone, Ladenburg or any other person assumes responsibility if future results are materially different from those projected." It is not appropriate to directly or indirectly disclaim liability for statements in your registration statement. Accordingly, please delete these statements, and those similar, or revise to specifically state that you take liability for these statements.
20. Revise to disclose with greater specifically the "potential market for the Keystone portfolio," "competitive landscape" and "data from various databases" that the Check-Cap board of directors considered in formulating the financial projections. Please provide additional details and explain how the "revenue forecasts were modeled based on
         NORAM and the rest of world (RoW) sales."
21. We note the statement that "The projections included below are not being included herein
       to influence Check-Cap   s shareholders    decision on whether to vote
in favor of any
FirstName LastNameMelker Nilsson
       proposal." However, we note that you have used and included the projections in this
Comapany    NameCapstone
       registration          Dental
                    statement.       Pubco,
                                Please reviseInc.
                                              to remove any implication that
shareholders may not
       consider  or rely
September 29, 2023 Page 4on the disclosures.
FirstName LastName
 Melker Nilsson
FirstName LastNameMelker
Capstone Dental Pubco, Inc. Nilsson
Comapany 29,
September NameCapstone
              2023        Dental Pubco, Inc.
September
Page 5    29, 2023 Page 5
FirstName LastName
Opinion of Check-Cap's Financial Advisors
Discounted Cash Flow Analysis, page 127

22. We see that you have provided projections of estimated annual revenues, cost of sales, research & development, other expenses, EBITDA and Unlevered cash flow for the years ended December 31, 2023 through 2033 and operating profit, income taxes, depreciation, capital expenditures and available cash flow through 2024. Please revise your disclosure to provide more specific assumptions to enhance an investors understanding of the basis for your projections. Please also specifically discuss your ability, and the related limitations with projections as far as 10 years out. We refer you to the Commissions guidance regarding projections provided in Item 10(b)(3) of Regulation S-K.
23. We also see that you present EBITDA and Unlevered Cash Flow. The presentation of projections that include a non-GAAP financial measures should include a clear definition or explanation of the measure, a description of the GAAP financial measure to which it is most closely related, and an explanation why the non- GAAP financial measure was used instead of a GAAP measure. Please revise.
Regulatory Approvals, page 137

24. We note that, in order to make a distribution, Check-Cap must request approval for the distribution from a applicable Israeli District Court and that the court "may approve the distribution if it is convinced that there is no reasonable concern that the payment of a dividend will prevent Check-Cap from satisfying its existing and foreseeable obligations as they become due." We further note disclosure on page 275 noting that Check-
         Cap expects that it will continue to generate losses from its research and development and clinical trials, regulatory activities, manufacturing infrastructure and commercialization efforts of C-Scan, which will result in a negative cash flow from operating activity. You further disclose that Check-Cap anticipates that it will need to raise substantial additional financing in the future to fund its operations. Please disclose any existing and foreseeable obligations that Check-Cap may be required to pay or, if there are none, please so state.
Material U.S. Federal Income Tax Consequences of the Business Combination for Holders of
Keystone Securities, page 138

25. We note your statement that this section is a "discussion of certain U.S. federal income tax consequences" and that the section is "necessarily general..." Please revise your disclosure here to clarify that this section addresses the material U.S. federal income tax
         considerations as opposed to    certain    material U.S. federal
income tax considerations.
         Additionally, please delete the disclaimer on page 143 that the summary of material tax considerations is necessarily general as such statement implies that investors are not entitled to rely on the disclosure in your registration statement. Melker Nilsson
FirstName LastNameMelker
Capstone Dental Pubco, Inc. Nilsson
Comapany 29,
September NameCapstone
              2023        Dental Pubco, Inc.
September
Page 6    29, 2023 Page 6
FirstName LastName
Representations and Warranties, page 159

26. Your disclosure in this section states that the Business Combination Agreement contains
         "customary" representations and warranties, and you describe general topics of representations and warranties. Please tailor your disclosure to your particular facts and circumstances by describing the specific, material representations and warranties included in your Business Combination Agreement.
Unaudited Pro Forma Combined Financial Information
Selected Unaudited Pro Forma Condensed Combined Balance Sheet Data, page 179

27. Pro forma total assets as presented in this table does not appear to agree with the amount presented on page 182. Please reconcile.
Keystone's Products, page 191

28. Please revise your disclosure, here and throughout your discussions the companies'
         products, to balance your prominent discussions of the companies' competitive strengths with a discussion of the challenges they both face in corporate growth, international partnerships, growing competition, product development, and regulatory approvals.
29. Please further explain how manufacturing and research and development facilities provide more control over Keystone's supply chain and allow them to be nimble and quickly bring innovative products to market.
30.      You state that "Osteon   s core technology can digitally perform an
oral scan ... in a single,
         simple treatment." Please describe the treatment or remove the qualifier, "simple."
31. We note your statement that there are approximately 4 billion individuals missing one or more teeth, globally, and that Keystone's existing annual market opportunity is approximately $9 billion. We also note that sum of the market values in the table referenced on the same page, and your market disclosure on page 194, both appear to indicate a global market value of $11.3 billion. Please provide additional disclosure to reconcile these figures. We further note that Keystone's products are "commercially available in the United States and select international markets" and that "Keystone generated revenues of $60.6 million and a net loss of $28.3 million for the year ended
         December 31, 2022." Please provide additional disclosure to support the claim that
         Keystone's existing annual market opportunity is approximately $9 billion or revise the global market value, with a more appropriately sized geographic market.
32. Here, and substantially throughout these following sections, when referring to a statistic that is not common knowledge, a research article, or clinical trial, please cite the source and, at first instance, provide a summary of the material findings. For example, you state that Keystone is well positioned to participate in "projected 11% growth in the dental implants market" and "in 2017, value-based dental solutions accounted for 33% of the global market share."
 Melker Nilsson
FirstName LastNameMelker
Capstone Dental Pubco, Inc. Nilsson
Comapany 29,
September NameCapstone
              2023        Dental Pubco, Inc.
September
Page 7    29, 2023 Page 7
FirstName LastName
33.      We note your statement that "Keystone   s commercial organization
offers substantial
         coverage across the world" but also that the company's products are "commercially available in the United States and select international markets." Please reconcile these statements.
Industry Background and Market Overview, page 197

34.      We note your discussion of Keystone   s subsectors' expected CAGR, the
expected growth
         of these industries "over the next four years," and the table appearing to reflect this information on page 192. Please cite the source of this data. If the tabular disclosure is not from the same source as the narrative disclosure, please make this clear and cite each piece of disclosure appropriately. We further note that the CAGR expectations are for the date range of 2021 to 2025. To the extent possible and applicable, please (i) disclose the exact percentage of expected CAGR, (ii) disclose whether the industries have grown at their expected rate through the first three years of this range, and
(iii) bring the statement
         regarding growth "over the next four years" current and more accurate. Keystone's Implants, page 201

35. We note that your Nexus iOS System is "compatible with, and FDA-approved for, substantially all major implant brands..." Please include compatibility information for all of your products. In this regard, please state whether each your products is compatible with other major implant brands or must be used in conjunction with Keystone products.
Sales Force, page 205

36. We note your statement that, as of June 30, 2023, Keystone had approximately 39 direct sales representatives and 5 marketing professionals within the United States and 50 third-
         party distributors in international geographies. We also note, however, in the graphic immediately prior to this statement, it appears to show approximately 76 sales and marketing professionals in the United States and approximately 45 third-party international distributors. Please reconcile these figures.
Clinical Results and Studies, page 208

37. Here and throughout your disclosure, when discussing FDA or other regulatory approvals, please revise to include a statement acknowledging that FDA or other regulatory agency, foreign or domestic, approval is not guaranteed and may take longer than planned. Further, when discussing trials, please revise to state that there is no guarantee that the results of the trials will produce positive results or that the results will support the
         Company's claims.
Manufacturing and Supply Chain, page 209

38. We note that Keystone has experienced difficulty manufacturing its products, obtaining components for products, and late deliveries. To the extent material, please provide more
 Melker Nilsson
FirstName LastNameMelker
Capstone Dental Pubco, Inc. Nilsson
Comapany 29,
September NameCapstone
              2023        Dental Pubco, Inc.
September
Page 8    29, 2023 Page 8
FirstName LastName
         detail regarding these previous difficulties and describe how Keystone has addressed these challenges. Additionally, in the risk factors relating to manufacturing and suppliers and the supply chain process, please disclose these previously experienced negative impacts on Keystone's operations.
Reconciliation of GAAP Financial Measures to Non-GAAP Financial Measures, page
232

39.      Please revise to disclose what your adjustment for    Acquisition and
related one-time
         costs    specifically includes and tell us how this complies with Item
10(e) of Regulation S-
         K.
Keystone Management's Discussion and Analysis of Financial Condition and Results of
Operations
Year Ended December 31, 2022, Compared to Year Ended December 31, 2021, page
242

40. We note that revenues from EMEA increased by $0.6 million, or 10%, in 2022 and that you attribute this growth to an increase in sales in Israel, Russia, and the United Arab
         Emirates. To the extent material, please disclose any impact that the current conflict between Russia and Ukraine has had on your operations. If necessary, please include references to the conflict within the related risk factors.
Critical Accounting Policies and Significant Judgments and Estimates
Goodwill, page 253

41. We note your disclosure on page F-14 that you performed impairment tests of goodwill as a result of continued losses. Please provide information for investors to assess the probability of future goodwill impairment charges. For example, please disclose whether any of your reporting units are at risk of failing the quantitative impairment test or whether the fair value of your reporting units are substantially in excess of carrying value and are not at risk of failing. For each reporting unit at risk of failing, disclose the following:
             the percentage by which fair value exceeded carrying value at the date of the most recent test;
             a detailed description of the methods and key assumptions used and how the key assumptions were determined;
             a discussion of the degree of uncertainty associated with the assumptions; and
             a description of potential events and/or changes in circumstances that could reasonably be expected to negatively affect the key assumptions. Refer to Item
              303(b)(3) of Regulation S-K.
Information about Check-Cap, page 270

42. We note your statement that "Check-Cap has generated significant losses to date, and it expects to continue to generate losses for at least the next several years..." Please add this information to the Summary and include a relevant risk factor, where appropriate.
 Melker Nilsson
Capstone Dental Pubco, Inc.
September 29, 2023
Page 9
Exclusive Forum, page 299

43. Please revise your discussion of the exclusive forum provision here, in you relevant risk factor on page 28, and within your Articles comparison on page 316, to disclose the risk that investors may experience both increased difficulty in bringing claims and increased costs with bringing such a claim.
Exhibits

44. Please file the Midcap Credit Agreement as an exhibit to your registration statement as it appears to be a material contract for Keystone pursuant to Item 601 of Regulation S-K or provide an analysis explaining why you are not required to do so.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

       You may contact Julie Sherman at 202-551-3640 or Terence O'Brien at 202-551-3355 if
you have questions regarding comments on the financial statements and related matters. Please contact Benjamin Richie at 202-551-7857 or Lauren Nguyen at 202-551-3642 with any other questions.



                                                           Sincerely,

FirstName LastNameMelker Nilsson                           Division of
Corporation Finance
                                                           Office of Industrial
Applications and
Comapany NameCapstone Dental Pubco, Inc.
                                                           Services
September 29, 2023 Page 9
cc:       Mark Rosenstein
FirstName LastName